Exhibit 99.4

PRESS RELEASE

Liquefied Natural Gas: TotalEnergies to offtake 1.5 Mtpa of LNG from the future Train 4 of Rio Grande LNG Facility

•	TotalEnergies signs with NextDecade to purchase 1.5 Mtpa of LNG for 20 years from the future Train 4 at the Rio Grande LNG facility
•	The SPA is subject to a positive FID for Train 4

Paris, April 15, 2025 – TotalEnergies has signed a Sales and Purchase Agreement (SPA) with NextDecade to buy 1.5 million tons per annum (Mtpa) of liquefied natural gas (LNG) from the future Train 4 liquefaction unit at the Rio Grande LNG facility. The SPA, of a duration of twenty years, is subject to NextDecade taking a positive Final Investment Decision (FID) on Train 4.

"We are pleased to sign with NextDecade a new 1,5 Mtpa SPA from the future Train 4 of Rio Grande. This agreement will enable NextDecade to progress towards the FID of the project and notably to start its financing process. Once effective, the agreement will help strengthen TotalEnergies' position to serve its customers with a competitive supply, as the leading exporter of LNG from the United States”, said Gregory Joffroy, Senior Vice President LNG at TotalEnergies.

“TotalEnergies has been a key contributor to the success of Rio Grande LNG Phase 1, and we are pleased to be expanding our strategic partnership with TotalEnergies with the execution of this Train 4 SPA”, said Matt Schatzman, NextDecade’s Chairman and Chief Executive Officer. “This SPA completes the commercial support we need for Rio Grande LNG Train 4, and we are now focused on progressing Train 4 toward a positive FID”, he added.

TotalEnergies holds a 16.7% stake in the first phase of the Rio Grande LNG facility, which consists in 3 LNG trains currently under construction in southern Texas. TotalEnergies previously agreed to purchase 5.4 Mtpa of the approximately 17.5 Mtpa produced by the first phase, which is expected to start up in 2027. TotalEnergies also holds a 17.5% stake in NextDecade, Rio Grande’s shareholder and operator.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).